UBS Securities LLC

299 Park Avenue

New York, New York 10171

Piper Jaffray & Co.

800 Nicollet Mall

Minneapolis, MN 55402

August 2, 2005

Ms. Peggy A. Fisher

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AtriCure, Inc.

Registration Statement on Form S-1

File No. 333-124197

Dear Ms. Fisher:

In connection with the above-captioned Registration Statement, the undersigned wish to advise that between July 19, 2005 and the date hereof, 6,322 copies of the Preliminary Prospectus dated July 19, 2005 were distributed as follows: 412 copies to underwriters and dealers; 2,241 copies to institutional investors; and 3,669 copies to individuals and others.

The undersigned advise that, and each underwriter and dealer has advised the undersigned that, we have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of AtriCure, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that this Registration Statement may become effective by 2:00 p.m., New York time, on the 4th of August 2005 or as soon thereafter as practicable.

Signature page follows

Sincerely,

UBS SECURITIES LLC
PIPER JAFFRAY & CO.
THOMAS WEISEL PARTNERS LLC
A.G. EDWARDS & SONS, INC.

By:	UBS Securities LLC

/s/ Tai Hah
Name:	Tai Hah
Title:	Managing Director

/s/ Aradhana Sarin
Name:	Aradhana Sarin
Title:	Director

By:	Piper Jaffray & Co.

/s/ Christie I. Christina
Name:	Christie I. Christina
Title:	Principal

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